September 21, 2005

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Jennifer G. Williams

Re:	Horizon Lines, Inc. (the “Company”)
Registration Statement on Form S-1 (“Registration Statement”)
Filed March 2, 2005
File No. 333-123073

Dear Ms. Williams:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), this is to inform the Commission that in connection with the above-referenced offering, the amount of compensation to be allowed or paid to the underwriters (the “Underwriters”) and any other arrangements among the Company, the selling stockholders, the Underwriters and other broker-dealers participating in the distribution, as described in the Registration Statement, have been reviewed to the extent required by the National Association of Securities Dealers, Inc. (the “NASD”) and the NASD has issued a statement expressing no objections to the compensation and other arrangements.

If you have any questions regarding this request, please do not hesitate to telephone the undersigned at (212) 756-2497.

Very truly yours,

/S/    JAMES NICOLL

James Nicoll

cc:	Johanna Vega Losert, Securities and Exchange Commission